SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2001

                         (Commission File No. 001-14489)


                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)


                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)


           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X   Form 40-F
                                      ---            ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes      No  X
                                      ---     ---

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                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                             (PUBLICLY HELD COMPANY)
                               NIRE 53.30000.580-0
                           CNPJ/MF 02.558.132/0001-69


                          GENERAL EXTRAORDINARY MEETING

DATE, TIME AND PLACE: December 4th, 2001 at 10:00 (ten hours), at the Company's headquarters, located at SETOR COMERCIAL SUL, QUADRA 2, BLOCO C, 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, BRASILIA, DISTRITO FEDERAL. The General Extraordinary Assembly was not installed due to the lack of quorum and will be held upon a second and last call on December 13, 2001, at 09:00 (nine hours). Brasilia-DF, December 04, 2001.


                        ARTHUR ANTONIO MAGALHAES FONSECA
                                    Secretary


                   GENERAL EXTRAORDINARY SHAREHOLDERS MEETING
                           SECOND CALL FOR ATTENDANCE

The General Extraordinary Assembly scheduled for today was not installed, at the first call, due to the lack of quorum. In conformity with his legal and statutory attributions, the President of the Board of Tele Centro Oeste Celular Participacoes S.A. hereby invites all its shareholders to attend the General Extraordinary Meeting to be held by the Company on December 13, 2001 at 09:00 A.M., at the Company's headquarters in the city of Brasilia, Federal District of Brazil, located at SETOR COMERCIAL SUL, QUADRA 2, BLOCO C, ACESSO 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, with the following order of the day:
To alter the following articles of the Company's Bylaws: Article 1: to include NBT as a controlled company; Article 2: to modify the provisions of subsections I, II, IV, V, VI, VII, VIII, IX and include subsections: X - "to render value-added services, including but not limited to Internet-access service using such networks as fixed telephone lines, cellular telephone lines, cable-TV, wireless telephoning and private lines, among others"; XI - "to provide companies that have been officially authorized and companies that have been granted a concession for rendering telecommunications services, as well as other suppliers of value-added services, with telecommunications capacity, telecommunications means and other related services"; XII - "to participate in the capital of other civil or for-profit organizations, as either a shareholder, a quota-holder or a partner, as well as in consortiums, for the purposes of carrying out the propositions described above"; and XIII - "to exercise other activities related to its corporate object". Article 18: to alter the number of Members of the Board (Counselors) from "7" to "a number between 5 and 7".
Article 22: to include one more Director, and the text will then read as follows: "The Board will be formed by 1 (one) Chairman, who will also occupy the position of Head of Investor Relations and 5 (five) Directors, namely Operations Coordination Director, Engineering Director, Business Director, Finance Director and Management and Human Resources Director, elected and removable from office at any time by the Board". Article 29: to alter the frequency of the Regular Fiscal Council from "one time per month" to "one time per quarter".


                              GENERAL INSTRUCTIONS

1. Requests for representation at the Assembly should be filed with the Company's Headquarters, located in the city of Brasilia, Federal District of Brazil, at SCS, QUADRA 02, BLOCO C, ACESSO 226 ED. TELEBRASILIA CELULAR 7 ANDAR CEP 70302-916, up to 24 (twenty-four) hours prior to the time of the Assembly;
2. The shareholders participating in the Fungible Custody of the Stock Exchanges' Nominal Shares who wish to take part in this Assembly are required to provide a statement issued by the custodian no later than 02 (two) days prior to the date of the Assembly and containing their respective shareholding.


                         Brasilia-DF, December 4, 2001.
                              ALEXANDRE BELDI NETTO

                              Chairman of the Board

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                     Tele Centro Oeste Cellular Holding Company


Date: December 5, 2001           By: /S/ MARIO CESAR PEREIRA DE ARAUJO
                                     -------------------------------------------
                                     Name:  Mario Cesar Pereira de Araujo
                                     Title: President